Exhibit 2

Transactions in the Securities of the Issuer during the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)*	Price Range ($)	Date of Purchase/Sale

STONEY LONESOME HF LP

Sale of Common Stock	(256,232)	6.6574	6.5200 – 6.7900	03/13/2026
Sale of Common Stock	(501,279)	6.4219	6.2300 – 6.6500	03/16/2026
Sale of Common Stock	(242,489)	6.3102	6.2200 – 6.4200	03/17/2026

* The price reported in column Price Per Security ($) is a weighted average price if a price range is indicated in column Price Range ($). These securities were sold in multiple transactions at prices between the corresponding price ranges in the applicable row. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of securities sold at each separate price.